Exhibit 99.1

APTORUM GROUP LIMITED

Financial Statements

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2020 and December 31, 2019

(Stated in U.S. Dollars)

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash	$4,019,324	$5,189,003
Restricted cash	104,170	104,170
Digital currencies	1,539	1,539
Accounts receivable	41,696	40,543
Inventories	34,318	34,185
Marketable securities, at fair value	303,049	1,063,111
Investments in derivatives	102,087	203,320
Amounts due from related parties	-	962
Due from brokers	160,334	317,005
Other receivables and prepayments	1,361,502	1,079,043
Total current assets	6,128,019	8,032,881
Property, plant and equipment, net	6,140,602	7,093,035
Operating lease right-of-use assets	705,890	-
Non-marketable investments	8,748,119	7,112,180
Intangible assets, net	1,220,650	1,311,683
Amounts due from related parties	-	50,000
Long-term deposits	335,878	294,606
Other non-current asset	29,917	59,833
Total Assets	$23,309,075	$23,954,218

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$112,013	$41,593
Accounts payable and accrued expenses	2,500,566	2,586,527
Finance lease liabilities, current	47,954	46,555
Operating lease liabilities, current	419,875	-
Total current liabilities	3,080,408	2,674,675
Finance lease liabilities, non-current	72,986	97,319
Operating lease liabilities, non-current	319,938	-
Loan payables to related parties	2,313,358	6,330,472
Total Liabilities	$5,786,690	$9,102,466

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 7,950,986 shares issued and outstanding at June 30, 2020 and 6,597,362 shares issued and outstanding at December 31, 2019, respectively)	$7,950,986	$6,597,362
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as at June 30, 2020 and December 31, 2019)	22,437,754	22,437,754
Additional paid-in capital	33,184,104	24,887,624
Accumulated other comprehensive income (loss)	25,618	(5,552)
Accumulated deficit	(43,760,545)	(37,555,980)
Total equity attributable to the shareholders of Aptorum Group Limited	19,837,917	16,361,208
Non-controlling interests	(2,315,532)	(1,509,456)
Total equity	17,522,385	14,851,752
Total Liabilities and Equity	$23,309,075	$23,954,218

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2020 and 2019

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$327,273	$239,792
Operating expenses
Costs of healthcare services	(436,171)	(371,218)
Research and development expenses	(4,315,033)	(2,714,217)
General and administrative fees	(2,076,634)	(3,232,916)
Legal and professional fees	(1,540,304)	(2,008,774)
Other operating expenses	(641,457)	(120,788)
Total operating expenses	(9,009,599)	(8,447,913)

Other income (loss)
Gain on investments in marketable securities, net	192,134	315,977
Gain on non-marketable investment	1,635,939	1,147,199
(Loss) gain on investments in derivatives, net	(101,233)	310,195
Gain on use of digital currencies	-	12,334
Changes in fair value of warrant liabilities	-	(866,300)
Gain on extinguishment of convertible debts	-	1,198,490
Interest expense, net	(144,226)	(3,678,566)
Sundry income	111,398	128,444
Total other income (loss), net	1,694,012	(1,432,227)

Net loss	$(6,988,314)	$(9,640,348)
Less: net loss attributable to non-controlling interests	(783,749)	(551,877)

Net loss attributable to Aptorum Group Limited	$(6,204,565)	$(9,088,471)

Net loss per share – basic and diluted	$(0.21)	$(0.31)
Weighted-average shares outstanding – basic and diluted	29,956,393	28,978,151

Net loss	$(6,988,314)	$(9,640,348)
Other Comprehensive income (loss)
Exchange differences on translation of foreign operations	31,170	2,000
Other Comprehensive income	31,170	2,000
Comprehensive loss	(6,957,144)	(9,638,348)
Less: comprehensive loss attributable to non-controlling interests	(783,751)	(551,877)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(6,173,393)	(9,086,471)

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2020 and 2019

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2020	6,597,362	$6,597,362	22,437,754	$22,437,754	$24,887,624	$(37,555,980)	$(5,552)	$(1,509,456)	$14,851,752
Issuance of shares to non-controlling interest	-	-	-	-	22,325	-	-	(22,325)	-
Net loss	-	-	-	-	-	(6,204,565)	-	(783,749)	(6,988,314)
Issuance of Class A Ordinary Shares and warrants, net of issuance cost	1,351,350	1,351,350	-	-	7,662,977	-	-	-	9,014,327
Share-based compensation	-	-	-	-	584,094	-	-	-	584,904
Exercise of share options	2,274	2,274	-	-	27,084	-	-	-	29,358
Exchange difference on translation of foreign operations	-	-	-	-	-	-	31,170	(2)	31,168

Balance, June 30, 2020 (Unaudited)	7,950,986	$7,950,986	22,437,754	$22,437,754	$33,184,104	$(43,760,545)	$25,618	$(2,315,532)	$17,522,385

Balance, December 31, 2018	6,537,269	$6,537,269	22,437,754	$22,437,754	$23,003,285	$(17,379,185)	$(1,484,688)	$(368,533)	$32,745,902
Adjustment to opening balance of equity	-	-	-	-	-	(1,490,033)	1,490,033	-	-
Balance, January 1, 2019	6,537,269	6,537,269	22,437,754	22,437,754	23,003,285	(18,869,218)	5,345	(368,533)	32,745,902
Issuance of share to non-controlling interest	-	-	-	-	(112)	-	-	112	-
Net loss	-	-	-	-	-	(9,088,471)	-	(551,877)	(9,640,348)
Reacquisition of convertible bonds	-	-	-	-	(1,298,490)	-	-	-	(1,298,490)
Share-based compensation	-	-	-	-	593,806	-	-	-	593,806
Exercise of warrants	60,093	60,093	-	-	1,559,325	-	-	-	1,619,418
Exchange difference on translation of foreign operations	-	-	-	-	-	-	2,000	-	2,000

Balance, June 30, 2019 (Unaudited)	6,597,362	$6,597,362	22,437,754	$22,437,754	$23,857,814	$(27,957,689)	$7,345	$(920,298)	$24,022,288

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2020 and 2019

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(6,988,314)	$(9,640,348)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	702,633	585,701
Share-based compensation	584,094	593,806
Gain on investments in marketable securities, net	(192,134)	(315,977)
Gain on non-marketable investment	(1,635,939)	(1,147,199)
Loss (gain) on investments in derivatives, net	101,233	(310,195)
Changes in fair value of warrant liabilities	-	866,300
Realized gain on use of digital currencies	-	(12,334)
Utilization of digital currencies	-	94,852
Gain on extinguishment of convertible debts	-	(1,198,490)
Loss on disposal of property, plant and equipment	62,705	-
Impairment loss of property, plant and equipment	330,445	-
Settlement of service fee by tokens	12,000	-
Operating lease cost	288,057	-
Interest income	(643)	(61,791)
Interest expense and accretion of convertible debts	140,879	3,735,027
Accretion of finance lease liabilities	3,990	5,309
Changes in operating assets and liabilities:
Accounts receivable	(1,153)	(5,540)
Inventories	(133)	(3,269)
Other receivables and prepayments	(332,750)	(386,069)
Long-term deposits	(11,584)	55,429
Due from brokers	156,671	709,834
Amounts due from related parties	50,962	169,051
Amounts due to related parties	2,852	(29,905)
Accounts payable and accrued expenses	(29,382)	(1,039,201)
Operating lease liabilities	(270,434)	-
Net cash used in operating activities	(7,025,945)	(7,335,009)

Cash flows from investing activities
Disbursement of a loan to a third party	-	(1,400,000)
Repayment of a loan from a third party	-	828,025
Purchases of intangible assets	-	(10,743)
Purchases of property, plant and equipment	(53,555)	(686,798)
Proceeds from sale of marketable securities	952,196	790,950
Purchase of digital currencies	-	(200,000)
Net cash provided by (used in) investing activities	898,641	(678,566)

Cash flows from financing activities
Payment for settlement of convertible debts	-	(13,600,000)
Payment of finance lease obligations	(26,924)	(26,922)
Loan from a related party	500,000	-
Repayment of loan from related parties	(4,529,778)	-
Proceeds from issuance of Class A Ordinary Shares and warrants, net of placement agent and other fees	9,229,995	-
Payments for issuance costs	(215,668)	-
Net cash provided by (used in) financing activities	4,957,625	(13,626,922)

Net decrease in cash and restricted cash	(1,169,679)	(21,640,497)
Cash and restricted cash- Beginning of period	5,293,173	26,107,238
Cash and restricted cash - End of period	$4,123,494	$4,466,741
Supplemental disclosures of cash flow information
Interest paid	$73,220	$557,333
Income taxes paid	$-	$-
Reconciliation of cash and restricted cash
Cash	$4,019,324	$4,466,741
Restricted cash	104,170	-
Total cash and restricted cash shown on the condensed consolidated statements of cash flows	$4,123,494	$4,466,741

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

1. ORGANIZATION

The condensed consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

2. LIQUIDITY

The Company reported a net loss of $6,988,314 and net operating cash outflow of $7,025,945 for the six months ended June 30, 2020. In addition, the Company had an accumulated deficit of $43,760,545 as of June 30, 2020. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of issuance of the condensed consolidated financial statements, the Company has approximately $2 million of restricted and unrestricted cash and approximately $12 million of undrawn line of credit facility from related parties. Based upon the current market price of the Company’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Company will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its condensed consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the condensed consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term development plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, deferring some of its research, seeking to dispose marketable securities and drawing down from line of credit provided by related parties. Management cannot provide any assurance that the Company will raise additional capital if needed.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The condensed consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in preparation of the condensed consolidated financial statements. Non-controlling interests represent the equity interests that are not attributable to the Group.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include valuation equity securities, fair value of investments in securities, finance lease, warrants and share options, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of receivables. Actual results could differ from those estimates.

Marketable securities

Marketable securities are publicly traded stocks measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because the Group uses quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Gain on investments in marketable securities, net, amounting to $192,134 and $315,977, respectively, were recognized in the condensed consolidated statements of operations for the six months ended June 30, 2020 and 2019.

During the six months ended June 30, 2020 and 2019, the Group disposed marketable securities, with sales proceeds of $952,196 and $790,950, respectively, received and recorded in due from brokers, and recognized a realized gain of $452,197 and $627,014, respectively, in the condensed consolidated statements of operations.

Investments in derivatives

Investments in derivatives consisted of warrants, which are measured at fair value, with gains or losses from changes in fair value recorded through earnings. The fair values of these warrants have been determined using the Black-Scholes pricing mode. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

No disposal was recorded during the six months ended June 30, 2020 and 2019. Unrealized loss on the investments in derivatives amounted to $101,233 was recognized in the condensed consolidated statements of operations for the six months ended June 30, 2020. Unrealized gain on the investments in derivatives amounted to $310,195 was recognized in the condensed consolidated statements of operations for the six months ended June 30, 2019.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Non-marketable investments

Non-marketable investments are comprising of investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Non-marketable investments are classified as non-current assets on the condensed consolidated balance sheets as those investments do not have stated contractual maturity dates.

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

Operating leases

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the condensed consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

Effective January 1, 2020, the Group adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after January 1, 2020, and has not recast the comparative periods presented in the condensed consolidated financial statements. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Revenue recognition

Revenue is recognized when (or as) the Company satisfies performance obligations by transferring a promised goods or services to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised goods or services to the customer. Contracts with customers are comprised of invoices and written contracts. Revenue from healthcare services is measured upon the provision of the relevant services.

Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and a lease liability for operating leases, initially measured at the present value of the future lease payments, in the balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Upon the adoption effective on January 1, 2020, the Group recognized operating lease right-of-use assets of $959,641, and operating lease liabilities of $982,288 in the condensed consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). ASU 2017-11 no longer requires the Group to consider down round features when determining whether its warrant and embedded conversion option is indexed to its own stock. The Group adopted this standard effective January 1, 2020. The adoption does not have a material effect on the Group’s financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The Group adopted this standard effective January 1, 2020. The removed and modified disclosures are adopted on a retrospective basis and the new disclosures are adopted on a prospective basis. The adoption does not have a material effect on the Group’s financial statements.

Recently issued accounting standards which have not yet been adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses ("ASU 2016-13"). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief. The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, accounts receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

4. REVENUE

The Company adopted ASC 606 using the modified retrospective method as applied to customer contracts that were not completed as of January 1, 2019.

For the six months ended June 30, 2020 and 2019, all revenue came from provision of healthcare services in Hong Kong.

5. FAIR VALUE MEASUREMENT

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2020 and December 31, 2019:

June 30, 2020 (Unaudited)	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$95,754	$207,295	$-	$303,049
Investments in derivatives
Warrants	-	-	102,087	102,087
Total assets at fair value	$95,754	$207,295	$102,087	$405,136

December 31, 2019	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$806,778	$256,333	$-	$1,063,111
Investments in derivatives
Warrants	-	-	203,320	203,320
Total assets at fair value	$806,778	$256,333	$203,320	$1,266,431

The following is a reconciliation of Level 3 assets for the six months ended June 30, 2020:

Warrants
Balance at January 1, 2020	$203,320
Change in unrealized depreciation	(101,233)
Balance at June 30, 2020 (Unaudited)	$102,087
Net change in unrealized depreciation relating to investments still held at June 30, 2020	(101,233)

The following is a reconciliation of Level 3 assets for the six months ended June 30, 2019

Warrants
Balance at January 1, 2019	$115,721
Change in unrealized appreciation	310,195
Balance at June 30, 2019 (Unaudited)	$425,916
Net change in unrealized appreciation relating to investments still held at June 30, 2019	310,195

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of June 30, 2020 and December 31, 2019, which utilized significant unobservable internally-developed inputs:

June 30, 2020 (Unaudited)	Valuation technique	Unobservable input	Range (weighted average)	Sensitivity of fair value to input

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	6-12 months 73% - 277%	10% increase (decrease) in volatility would result in increase (decrease) in fair value by $20,428

December 31, 2019	Valuation technique	Unobservable input	Range (weighted average)	Sensitivity of fair value to input

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	12-18 months 73% - 301%	10% increase (decrease) in volatility would result in increase (decrease) in fair value by $17,871

Warrants

As of June 30, 2020 and December 31, 2019, the volume of the Group’s derivative activities based on their notional amount and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure
	June 30, 2020 (Unaudited)		December 31, 2019
Primary underlying risk	Notional Amounts	Number of Warrants	Notional Amounts	Number of Warrants
Equity Price
Warrants	$214,141	2,234,373	$265,576	2,234,373

The following table identifies the fair value amounts of derivative instruments included in the condensed consolidated balance sheets as derivative contracts, categorized by primary underlying risk, as of June 30, 2020 and December 31, 2019.

	June 30, 2020 (Unaudited)		December 31, 2019
Primary underlying risk	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Equity Price
Warrants	$102,087	$-	$203,320	$-

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

The following table identifies the net gain and loss amounts included in the condensed consolidated statement of operations as gain (loss) on investment in derivatives, net, categorized by primary underlying risk, for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020		2019
	(Unaudited)		(Unaudited)
Primary underlying risk	Realized gain (loss)	Unrealized gain (loss)	Realized gain (loss)	Unrealized gain (loss)
Equity Price
Warrants	$-	$(101,233)	$-	$310,195

Non-marketable equity securities remeasured during the six months ended June 30, 2020 are classified within Level 3 in the fair value hierarchy because the Group estimated the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities we hold.

The following is a summary of unrealized gain recorded in other income (expense), net, and included as adjustments to the carrying value of non-marketable investments held as of June 30, 2020. No impairment loss was recorded for the six months ended June 30, 2020.

For the six months ended June 30, 2020
(Unaudited)
Upward adjustments	$1,635,939
Total unrealized gain for non-marketable investments	$1,635,939

The following table summarizes the total carrying value of non-marketable investments held as of June 30, 2020 and December 31, 2019, including cumulative unrealized upward and downward adjustments made to the initial cost basis of the investments:

	June 30, 2020	December 31, 2019
	(Unaudited)
Initial cost basis	$6,094,712	$6,094,712
Upward adjustments	2,653,407	1,017,468
Downward adjustments (including impairment)	-	-
Total carrying value at the end of the period	$8,748,119	$7,112,180

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of June 30, 2020 and December 31, 2019 consisted of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Prepaid insurance	$206,082	$154,011
Prepaid service fee	239,991	296,565
Rental deposits	10,508	8,584
Prepaid rental expenses	12,036	37,169
Prepaid research and development expenses	779,605	453,634
Other receivables	88,073	109,714
Others	25,207	19,366
	$1,361,502	$1,079,043

As of June 30, 2020 and December 31, 2019, the balance included $96,000 and $108,000 prepayment to Aenco Solutions Limited, a related party controlled by Ian Huen, the Chief Executive Officer and Executive Director of the Group, for tokens consultancy services respectively (see note 11).

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of June 30, 2020 and December 31, 2019 consisted of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Building	$1,488,396	$1,488,396
Computer equipment	77,444	76,365
Furniture, fixture, and office and medical equipment	262,239	271,009
Leasehold improvements	459,327	665,546
Laboratory equipment	4,030,341	4,029,640
Motor vehicle under finance leases	239,093	239,093
Assets in construction	1,899,169	1,899,169
	8,456,009	8,669,218
Less: accumulated depreciation	1,984,962	1,576,183
	6,471,047	7,093,035
Less: accumulated impairment	330,445	-
Property, plant and equipment, net	$6,140,602	$7,093,035

Depreciation expenses for property, plant and equipment amounted to $583,104 and $482,925 for the six months ended June 30, 2020 and 2019, respectively.

During the six months ended June 30, 2020, the Group recorded $330,445 of impairment loss of buildings in other operating expenses due to the management assessed that its carrying amount may not be recoverable.

As a result of the relocation of office, the Group disposed certain leasehold improvement and furniture, fixture, and office equipment in the old office and incurred a disposal loss of $62,705 in other operating expenses for the six months ended June 30, 2020.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

8. LONG-TERM DEPOSITS

Long-term deposits as of June 30, 2020 and December 31, 2019 consisted of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Rental deposits	$159,140	$132,043
Prepayments for equipment	176,738	162,563
	$335,878	$294,606

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of June 30, 2020 and December 31, 2019 consisted of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Research and development expenses payable	$307,270	$554,791
Cost of healthcare services payable	83,469	45,234
Professional fees payable	259,474	171,037
Insurance expense payable	-	70,811
Payables for leasehold improvement and equipment	30,066	26,779
Deferred bonus and salaries payable	1,773,283	1,570,324
Deferred rent	-	55,484
Others	47,004	92,067
	$2,500,566	$2,586,527

10. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries of the Group in Hong Kong did not have assessable profits that were derived Hong Kong during the six months ended June 30, 2020 and 2019. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within the United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary of the Group in the United Kingdom did not have assessable profits that were derived from the United Kingdom during the six months ended June 30, 2020 and 2019. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the six months ended June 30, 2020 and 2019. Therefore, no Singapore profit tax has been provided for in the periods presented.

Seychelles: in accordance with the relevant tax laws and regulations of Seychelles, a company registered in the Seychelles is subject to income taxes within Seychelles at the applicable tax rate on taxable income. All the Seychelles subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 25%. The subsidiary in Seychelles did not have assessable profits that were derived from Seychelles during the six months ended June 30, 2020 and 2019. Therefore, no Seychelles profit tax has been provided for in the periods presented.

Samoa: in accordance with the relevant tax laws and regulations of Samoa, a company registered in the Samoa is subject to income taxes within Samoa at the applicable tax rate on taxable income. All the Samoa subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 27%. The subsidiary in Samoa did not have assessable profits that were derived from Samoa during the six months ended June 30, 2020 and 2019. Therefore, no Samoa profit tax has been provided for in the periods presented.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the six months ended June 30, 2020 and 2019. Therefore, no United States profit tax has been provided for in the periods presented.

On a semi-annually basis, the Group evaluates the realizability of deferred tax assets by jurisdiction and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Group considers historical profitability, evaluation of scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies. Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. After consideration of all positive and negative evidence, the Group believes that as of June 30, 2020, it is more likely than not the deferred tax assets will not be realized.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

11. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group;
(b)	AENEAS CAPITAL LIMITED, an entity controlled by Ian Huen;
(c)	Aeneas Group Limited, an entity controlled by Ian Huen;
(d)	Aeneas Management Limited, an entity controlled by Ian Huen;
(e)	Aenco Solutions Limited, an entity controlled by Ian Huen;
(f)	Aenco Limited, an entity controlled by Ian Huen;
(g)	Aeneas Technology (Hong Kong) Ltd, an entity controlled by Ian Huen;
(h)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;
(i)	CGY Investment Limited, an entity controlled by Darren Lui, the President and Executive Director of the Group
(j)	Clark Cheng, the Executive Director of the Group;
(k)	Sabrina Khan, the Chief Financial Officer of the Group.

Amounts due from related parties

Amounts due from related parties consisted of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Current	(Unaudited)
Aeneas Management Limited	$-	$962

Non-current
Jurchen Investment Corporation	$-	$50,000

Amounts due to related parties

Amounts due to related parties consisted of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Current	(Unaudited)
Aenco Solutions Limited	$10,096	$5,782
Aeneas Group Limited	80,383	14,247
Jurchen Investment Corporation	21,534	20,055
Ian Huen	-	127
Clark Cheng	-	1,114
Sabrina Khan	-	268
Total	$112,013	$41,593

Non-current
Aeneas Group Limited (Note a)	$1,813,358	$3,330,472
Jurchen Investment Corporation (Note a)	500,000	3,000,000
Total	$2,313,358	$6,330,472

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Loan from a related party (Note a)
- Aeneas Group Limited	$500,000	$-

Repayment of loan from related parties (Note a)
- Aeneas Group Limited	$1,979,782	$-
- Jurchen Investment Corporation	$2,549,996	$-

Interest expenses (Note a)
- Aeneas Group Limited	$89,404	$-
- Jurchen Investment Corporation	$51,475	$-

Payments on behalf of the Group (Note b)
- AENEAS CAPITAL LIMITED	$-	$5,057
- Aeneas Management Limited	$-	$5,372

Expense reimbursement (Note b)
- AENEAS CAPITAL LIMITED	$-	$5,057
- Aeneas Management Limited	$-	$5,372

Repayments from related parties (Note c)
- AENEAS CAPITAL LIMITED	$-	$169,051

Consultant, management and administrative fees (Note d)
- Aeneas Management Limited	$231,795	$347,692
- Aenco Limited	$476,923	$415,385
- Aeneas Technology (Hong Kong) Limited	$247,118	$-
- CGY Investments Limited	$76,129	$-

Rental expense (Note e)
- Jurchen Investment Corporation	$96,300	$113,572

Tokens consultancy fee (Note d)
- Aenco Solutions Limited	$12,000	$-

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Note a: On August 13, 2019, the Group entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing the Group to access up to a total $15 million in line of credit debt financing. The line of credit will mature on August 12, 2022 and the interest on the outstanding principal indebtedness will be at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

Note b: AENEAS CAPITAL LIMITED and Aeneas Management Limited had paid the operation fee on behalf of the Group and received the expense reimbursement. The balances were non-interest bearing.

Note c: The Group had paid the expenses on behalf of AENEAS CAPITAL LIMITED, of which the whole amounts were non-interest bearing. There was no further payment on behalf transactions since April 2018. The balance was fully repaid in 2019.

Note d: Aeneas Management Limited provided certain documentation and administrative services to the Group. Aeneas Management Limited was entitled to receive a fixed amount of services fees of HKD452,000 (approximately $57,949) per calendar month with the original expiry date on December 31, 2019. The agreement was originally renewed under the same terms with a new expiry date on December 31, 2020. The agreement was terminated on April 30, 2020.

Aenco Limited provided certain information technology services to the Group. Aenco Limited was entitled to receive a fixed amount of services fees of HKD540,000 (approximately $69,231) per calendar month with the original expiry date on December 31, 2019. The agreement was originally renewed under the same terms with a new expiry date on December 31, 2020. On January 29, 2020, both parties agreed to replace the agreement no later than April 30, 2020. Pursuant to the replaced agreement, Aenco Limited is entitled to receive a fixed amount of services fee of HKD700,000 (approximately $89,744) per calendar month. The agreement will be expired on December 31, 2020.

Aeneas Technology (Hong Kong) Limited provided research to the Group to assist the Group in computerized drug screening process of Smart-ACTTM platform. Aeneas Technology (Hong Kong) Limited is entitled to receive a fixed amount of research fees of HKD963,760 (approximately $123,559) per calendar month with the expiry date on October 30, 2021.

CGY Investment Limited provided certain consultancy, advisory, and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is entitled to receive HK$104,000 (approximately $13,333) per calendar month. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

The Group has prepaid Aenco Solutions Limited, of which the whole amounts were non-interest bearing. The prepayment was used for paying on behalf of the Group of token consultancy and listing fees, purchasing digital currencies and settlement of maintenance service provided by Aenco Solutions Limited.

Note e: Jurchen Investment Corporation entered into a sub-tenancy agreement with a subsidiary of the Group for the rental arrangement of an office in Hong Kong. For the period February 1, 2018 through January 31, 2021, Jurchen Investment Corporation was entitled to receive a fixed amount of rental fee of HKD130,000 (approximately $16,667) per calendar month. In May 2020, Jurchen Investment Corporation and the Group mutually agreed to early terminate the rental agreement and returned the office on May 31, 2020.

Note f: On March 29, 2019, Aptorum Medical Limited issued 112 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 95% to 94%. On January 2, 2020, Aptorum Medical Limited further issued 115 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 94% to 93%.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

12. LEASE

As of June 30, 2020, the Group has four non-short-term operating leases for office, laboratories and clinic with remaining terms expiring from 2020 through 2023 and a weighted average remaining lease term of 1.9 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

For the six months ended June 30, 2020
(Unaudited)
Lease cost
Finance lease cost:
Depreciation	$23,909
Interest on lease liabilities	3,990
Operating lease cost	288,057
Short-term lease cost	31,868
Variable lease cost	-
Sublease income	-
Total lease cost	$347,824
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$270,434
Financing cash flows from finance leases	26,924
Right-of-use assets obtained in exchange for new operating lease liabilities	1,086,732
Weighted-average remaining lease term – finance leases	2.4 years
Weighted-average remaining lease term – operating leases	1.9 years
Weighted-average discount rate – finance leases	2.5%
Weighted-average discount rate – operating leases	8.0%

The maturity analysis of operating leases liabilities as of June 30, 2020 is as follows:

June 30, 2020
(Unaudited)
Remaining periods ending December 31,
2020	$210,327
2021	458,159
2022	119,427
2023	12,286
Total future undiscounted cash flow	800,199
Less: Discount on operating lease liabilities	(60,386)
739,813
Less: Current portion of operating lease obligation	(419,875)
Non-current portion of operating lease liabilities	$319,938

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

13. ORDINARY SHARES

On June 19, 2019, the Group issued 60,093 Class A Ordinary Shares to warrant holders on a cashless basis.

On February 28, 2020, the Group entered into securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors and Jurchen Investment Corporation, the ultimate parent of the Group, pursuant to which the Company agreed to sell a total of 1,351,350 Class A Ordinary Shares (the “Shares”) and warrants (“Warrants”) to purchase 1,351,350 of the Shares, for gross proceeds of approximately $10 million. At the completion of the offering, approximately $1.0 million offering costs was charged to additional paid-in capital. The warrants entitled their holders to purchase 1 Class A Ordinary Shares and are exercisable immediately as of the date of issuance at an exercise price of $7.40 per Class A Ordinary Share and expire seven years from the date of issuance. Additionally, the Group issued 43,243 warrants to placement agent on terms substantially the same as the warrants issued to investors, except that the exercise price of the warrants issued to the placement agent is $8.88. All the warrants are classified as equity in accordance with the accounting guidance for derivatives. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meets the equity classifications conditions. The Group concluded these warrants should be equity-classified since they contain no provisions which would require the Group to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

Following the offering in February 2020 and exercise of options, there were an aggregate of 7,950,986 Class A Ordinary Shares issued and outstanding as of June 30, 2020.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

14. SHARE BASED COMPENSATION

Share option plan

A total of 5,500,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the 2017 Omnibus Incentive Plan (the “2017 Share Option Plan”). Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (i) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (ii) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the 2017 Share Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

On March 15, 2019, the Company granted 218,222 share options to directors, employees, external consultants and advisors of the Group with an exercise price of $12.91. On March 16, 2020, the Company granted 536,777 share options to directors, employees, external consultants and advisors of the Group with an exercise price of $2.99. On June 1, 2020, the Company granted 148,792 share options to directors and employees of the Group with an exercise price of $3.11.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

A summary of the option activity as of June 30, 2020 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years

Outstanding, January 1, 2020	218,222	12.91	11.51

Granted	685,569	3.02	12.02
Exercised	(2,274)	12.91	-
Forfeited	(2,150)	8.79	-
Outstanding, June 30, 2020	899,367	5.38	11.60
Exercisable, June 30, 2020	106,852	12.91	10.51

Intrinsic value is calculated as the amount by which the current market value of a share of common stock exceeds the exercise price multiplied by the number of options. The aggregate intrinsic value of options outstanding as of June 30, 2020 and December 31, 2019 were approximately $0.5 million and $0.6 million respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

Date of grant
Expected volatility	88.44%-96.55%
Risk-free interest rate	0.65%-2.49%
Expected term from grant date (in years)	5.25-7.29
Dividend rate	-
Dilution factor	0.9909-1
Fair value	$1.55-$10.52

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $427,062 and $157,032 for the six months ended June 30, 2020 respectively, and $435,967 and $157,839 for the six months ended June 30, 2019 respectively.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

15. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Aptorum Group Limited	$(6,204,565)	$(9,088,471)
Denominator:
Basic and diluted weighted average shares outstanding	29,956,393	28,978,151

Basic and diluted loss per share	$(0.21)	$(0.31)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive.

16. CONTINGENT PAYMENT OBLIGATIONS

We have entered into agreements with independent third parties for purchasing office and laboratory equipment. As of June 30, 2020, we had non-cancellable purchase commitments of $117,745.

We have additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2020 are as below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$372,564
From entering phase 1 to before first commercial sale	24,216,410
First commercial sale	15,656,410
Net sales amount more than certain threshold in a year	75,769,231
Subtotal	116,014,615

Surgical robotics and medical devices: up to the conditions and milestones of
Before FDA approval	270,000
FDA approval obtained	200,000
Subtotal	470,000

Total	$116,484,615

For the six months ended June 30, 2020 and 2019, we did not incurred any milestone payments, royalties or research and development funding. As of June 30, 2020, no milestone payments had been triggered under any of the existing license agreements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

17. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the condensed consolidated financial statements, and except for the following events with material financial impact on the Group’s condensed consolidated financial statements, no other subsequent event is identified that would have required adjustment or disclosure in the condensed consolidated financial statements.

On July 20, 2020, the Group signed a sales and purchase agreement to sell its property in Fo Tan, Hong Kong, at approximately $1.1 million. The property was assigned to the buyer on September 1, 2020.

On August 10, 2020, 27,243 options were granted to a consultant, which will be vested on August 10, 2021. The exercise price is $3.64 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

On August 27, 2020, the Group entered into warrant exchange agreements (the “Purchaser Exchange Agreements”) with two non-affiliated purchasers to exchange their warrant of the Company for Class A Ordinary Shares of the Company (the “Purchaser Warrant Exchange”). Pursuant to the Purchaser Exchange Agreements, the Company and the Non-affiliated Purchasers agreed that in consideration for exchanging in full all of the warrants held by the Non-affiliated Purchasers, the Company would exchange one (1) Class A Ordinary Share for each one (1) Purchaser Exchange Warrant. A total of 540,540 Class A Ordinary Shares were issued to two non-affiliated purchasers in exchange for 540,540 warrants. For other warrant holders who did not participate in the Purchaser Warrant Exchange, the exercise prices of their respective warrants would be reduced to a nominal amount pursuant to the anti-dilution provisions in such warrants.